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                            February 2, 2021

       Erik Mickels
       Chief Financial Officer
       Trilogy International Partners Inc.
       155 108th Avenue NE
       Suite 400
       Bellevue, WA 98004

                                                        Re: Trilogy
International Partners Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed March 24,
2020
                                                            Response dated
December 22, 2020
                                                            File No. 000-55716

       Dear Mr. Mickels:

              We have reviewed your December 22, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 11, 2020 letter.

       Form 20-F for the Fiscal Year ended December 31, 2019

       General

   1.                                                   In response to prior
comment 2, we note your proposed disclosure that,    Of the 66 holders
                                                        of record of the
Company   s Common Shares, 37 were resident in the United States    and
                                                           Giving effect to the
   look through    requirements applicable to foreign private issuers
                                                        with respect to record
ownership of brokers, dealers, banks, or nominees holding
                                                        securities for the
accounts of their customers, 36.6% of the Company   s Common Shares
                                                        were held of record by
persons resident in the United States.    Please advise us of the
                                                           look through    the
registrant is referring to and provide your analysis by calculating record ownership
pursuant to Exchange Act Rule 12g3-2(a) that provides that    securities
 Erik Mickels
Trilogy International Partners Inc.
February 2, 2021
Page 2
         held of record by a broker, dealer, bank or nominee for any of them for the accounts of customers in the United States shall be counted as held in the United States by the number
         of separate accounts for which the securities are held.    Please also
provide a breakdown
         of your calculation by the number of shares. In your analysis, please clearly include your calculation based upon common shares and the special voting share together. Please see
         Compliance & Disclosure Interpretation, Securities Act Rules, Question 203.17.
      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



FirstName LastNameErik Mickels                                Sincerely,
Comapany NameTrilogy International Partners Inc.
                                                              Division of
Corporation Finance
February 2, 2021 Page 2                                       Office of
Technology
FirstName LastName